UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Radyne Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

750611402

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,391,192

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,391,192

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,192

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Company

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Radyne Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 3138 East Elwood Street, Phoenix, Arizona 85034.

Item 2.	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Discovery Equity Partners, L.P. (“Discovery Equity Partners”) is an Illinois limited partnership primarily engaged in the business of investing in securities.

Discovery Group I, LLC (“Discovery Group”) is a Delaware limited liability company primarily engaged in the business of investing in securities, and is the general partner of Discovery Equity Partners.

Daniel J. Donoghue is a Managing Member of Discovery Group and of various related entities, which is his principal occupation.

Michael R. Murphy is a Managing Member of Discovery Group and of various related entities, which is his principal occupation.

Both Mr. Donoghue and Mr. Murphy are United States citizens.

The business address of each of the Reporting Persons is 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total purchase price for the 1,618,427 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of July 25, 2007 was approximately $16,368,338, and the total purchase price for the 1,391,192 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $14,062,029. The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker or brokers on customary terms and conditions. The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein as part of their investment activities on behalf of the Partnerships.The Reporting Persons acquired the shares of Common Stock reported herein because they believe that the trading prices of the Common Stock do not adequately reflect the potential value of the Company’s underlying business and assets.

After conducting research on the Company and its industry and meetings with the management and a committee of the Board of Directors of the Company and various other parties, Discovery Group on July 25, 2007 sent a letter (the “Letter”) to the Chairman of the Board of the Company’s Board of Directors that, among other things, recommends the engagement by the Company of a qualified investment banker to orchestrate a thorough yet expeditious process to sell the Company. The description of the Letter contained in this Schedule 13D is qualified in its entirety by reference to the Letter, which is included as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons intend to review and evaluate their investment in the Common Stock on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may hold discussions with the Company’s management and directors, other shareholders and other interested parties.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company

The information concerning percentages of ownership set forth below is based on 18,401,825 shares of Common Stock reported outstanding as of April 30, 2007 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended March 31, 2007.

Discovery Equity Partners beneficially owns 1,391,192 shares of Common Stock as of July 25, 2007, which represents 7.6% of the outstanding Common Stock.

Discovery Group beneficially owns 1,618,427 shares of Common Stock as of July 25, 2007, which represents 8.8% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 1,618,427 shares of Common Stock as of July 25, 2007, which represents 8.8% of the outstanding Common Stock.

Mr. Murphy beneficially owns 1,618,427 shares of Common Stock as of July 25, 2007, which represents 8.8% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock. Messrs. Donoghue and Murphy are the sole managing members of Discovery Group. As a consequence, Discovery Group and Messrs. Donoghue and Murphy share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

There were no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

	Exhibit 1:	Joint Filing Agreement dated as of July 25, 2007, by and among
Discovery Equity Partners, L.P., Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

	Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006.

	Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006.

	Exhibit 4:	Letter dated July 25, 2007 from Discovery Group I, LLC to the Chairman of the Board of Directors
of Radyne Corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2007
Date

DISCOVERY GROUP I, LLC,
for itself and as general partner of
DISCOVERY EQUITY PARTNERS, L.P.

Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Robert M. McLennan
Robert M. McLennan
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of July 25, 2007, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006

Exhibit 4	Letter dated July 25, 2007 from Discovery Group I, LLC to the Chairman of the Board of Directors of Radyne Corporation